Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

July 25, 2023

The following changes were made in this Amendment:

Question #4.

Does the applicant intend to compute capital or margin or price customer or proprietary positions, using mathematical models? "Yes"

Changes to Schedule B, Section II Item 13B

SKANDINAVISKA ENSKILDA BANKEN AB – Added to Custody, Clear, or Settle section

NATIONAL FINANCIAL SERVICES LLC ("NFS") – Added to Custody, Clear, or Settle section